

March 31, 2009

Charif Souki
Chairman of the Board, Chief Executive Officer and President
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, TX 77002

> **Re: Cheniere Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 6, 2009**
> **File No. 1-16383**

Dear Mr. Souki:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

2008 Cash Bonus Award, page 35

1.   Provide your targeted financial goals included in your 2008 corporate goals in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels for 2008. See Item 402(b)(1) of Regulation S-K.

If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

2009 Base Salary Adjustment, page 38

2.   We note your reliance on "survey data as well as proxy data for the energy companies, other than major oil companies, on the Bloomberg Houston Chronicle 150 list which consists of companies that are either based in Texas or are large employers in Texas" with which you based a 20% base salary increase for your CEO because his "base salary was significantly below the median of the survey and proxy data that was reviewed." Please provide information regarding the source of salary levels and the external market data upon which you relied, including the components of the information and the component companies.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Meredith Mouer
         (713) 238-7409